# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RHYTHM PHARMACEUTICALS, INC., CIK 0001649904
CUSIP: 76243J105
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 222 BERKELEY STREET, 12TH FLOOR, Suite 1200, BOSTON, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001224962

## Reporting persons
- Perceptive Advisors LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,519,626; sole dispositive power 0; shared dispositive power 3,519,626; aggregate amount beneficially owned 3,519,626 (5.1% of the class)
- Joseph Edelman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,519,626; sole dispositive power 0; shared dispositive power 3,519,626; aggregate amount beneficially owned 3,519,626 (5.1% of the class)
- Perceptive Life Sciences Master Fund, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,790,461; sole dispositive power 0; shared dispositive power 2,790,461; aggregate amount beneficially owned 2,790,461 (4.1% of the class)
- Perceptive Capital Solutions Holdings LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 729,165; sole dispositive power 0; shared dispositive power 729,165; aggregate amount beneficially owned 729,165 (1.1% of the class)

## Item 1. Issuer
Name of issuer: RHYTHM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 222 BERKELEY STREET, 12TH FLOOR, BOSTON, MA 02116

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to shares of Common Stock, $0.001 par value per share (the "Common Stock") of RHYTHM PHARMACEUTICALS, INC. (the "Issuer") are:

(i) Perceptive Advisors LLC ("Perceptive Advisors")
(ii) Joseph Edelman ("Mr. Edelman")
(iii) Perceptive Life Sciences Master Fund, Ltd. (the "Master Fund")
(iv) Perceptive Capital Solutions Holdings LP ("Capital Solutions Holdings")
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

51 Astor Place, 10th Floor, New York, NY 10003
Citizenship:
Perceptive Advisors is a Delaware limited liability company.
Mr. Edelman is a United States citizen.
The Master Fund is a Cayman Islands corporation.
Capital Solutions Holdings is a Delaware Limited Liability Company.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 of the cover pages to this Schedule 13G. The ownership percentages reported are based on 68,532,607 shares of Common Stock outstanding as of May 1, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 5, 2026, and give effect to the conversion of shares of the Issuer's Series A Convertible Preferred Stock, par value $0.001 per share (the "Series A Convertible Preferred Stock"), held by the Reporting Persons at the current conversion rate of 20.8333 shares of Common Stock issuable upon the conversion of each $1,000 of liquidation preference.

The Master Fund directly holds 2,373,795 shares of Common Stock. The Master Fund holds Series A Convertible Preferred Stock convertible into 416,666 shares of Common Stock. Capital Solutions Holdings holds Series A Convertible Preferred Stock convertible into 729,165 shares of Common Stock. Perceptive Advisors serves as the investment manager to the Master Fund and may be deemed to beneficially own the shares held by the Master Fund. Perceptive Capital Solutions Advisors LP serves as the investment manager to Capital Solutions Holdings and may be deemed to beneficially own the shares held by Capital Solutions Holdings. Perceptive Capital Solutions GP LLC is the general partner of Capital Solutions Holdings and is managed by Perceptive Capital Solutions Advisors LP, a relying adviser of Perceptive Advisors. Mr. Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the shares held by the Master Fund and Capital Solutions Holdings.
Percent of class:
Perceptive Advisors: 5.1%
Mr. Edelman: 5.1%
Master Fund: 4.1%
Capital Solutions Holdings: 1.1%
Sole power to vote or to direct the vote:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Capital Solutions Holdings: 0
Shared power to vote or to direct the vote:
Perceptive Advisors: 3,519,626
Mr. Edelman: 3,519,626
Master Fund: 2,790,461
Capital Solutions Holdings: 729,165
Sole power to dispose or to direct the disposition:
Perceptive Advisors: 0
Mr. Edelman: 0
Master Fund: 0
Capital Solutions Holdings: 0
Shared power to dispose or to direct the disposition:
Perceptive Advisors: 3,519,626
Mr. Edelman: 3,519,626
Master Fund: 2,790,461
Capital Solutions Holdings: 729,165

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Perceptive Advisors LLC: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)
- Joseph Edelman: /s/ Joseph Edelman, Joseph Edelman (05/15/2026)
- Perceptive Life Sciences Master Fund, Ltd.: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)
- Perceptive Capital Solutions Holdings LP: /s/ Joseph Edelman, Joseph Edelman, Managing Member (05/15/2026)